Exhibit 99.2
Mahindra Satyam Triggers Growth Phase with
Increased Q4 revenue
• Q4 Revenue increase sequentially by 7.5%
• 6.6% improvement in EBITDA QoQ
Hyderabad, India, May 23, 2011: Mahindra Satyam, a leading global Consulting, IT and Business services provider today announced its consolidated financial results under Indian GAAP for the fourth quarter and year ended March 31st, 2011.
Financial Highlights for the Quarter ended March 31, 2011:
•	Consolidated Revenue was INR 1,375 crores, up 7.5% QoQ

•	EBITDA before exceptional items was INR 178 crores

•	Profit After Tax (before exceptional items) was INR 245 crores, up 118% QoQ

•	The extraordinary item pertains to the Class Action settlement reached during quarter

•	EPS (before exceptional items) was Rs 2.08 per share in Q4

•	PAT (after exceptional items) was INR -327 crores

•	EPS (after exceptional items) was Rs -2.78 per share in Q4
Financial Highlights for the year ended March 31, 2011:
•	Revenue was INR 5,145 crores, down 6.1% YoY

•	EBITDA before exceptional items was INR 455 crores

•	PAT (before exceptional items) was INR 494 crores, up 69% YoY

•	EPS (before exceptional items) was Rs 4.2 per share For FY11

•	PAT (after exceptional items) was INR -147 crores

•	EPS (after exceptional items) was Rs -1.25 per share for FY11
Financial Highlights in USD (per Convenience Translation) :
•	Fourth Quarter Revenue was USD 304 million, up 7.2% QoQ

•	Q4FY11 Operating Profit (EBIDTA before Exceptional items) was at USD 39 million

•	Q4FY11 PAT (before exceptional items) was at USD 54 million

•	Revenue for full year was USD 1,128 million

•	FY11 Operating Profit (before exceptional items) was USD 100 million

•	FY11 PAT (before exceptional items) was USD 108 million

Other Highlights
•	Our total headcount stood at 29,266 as of March 31, 2011, a net addition of 434 for the quarter and 1,729 for the year

•	During the quarter Active Customer count stood at 230

•	Attrition down to 22% in Q4 as compared to 25% in Q3FY11
Vineet Nayyar, Chairman, Mahindra Satyam, said, “This year has been a very satisfying one, given the impressive progress we made on various fronts such as minimizing the legal overhang, fortifying governance mechanisms, and restoring customer and employee confidence”. He also added — “Q4 is yet another quarter that demonstrated continuing progress on Growth, operational efficiencies, high delivery standards and investments into capability building.
Speaking at the occasion, CP Gurnani, CEO, Mahindra Satyam, said, “At the end of the second year of our 3-year journey, we are very pleased with our achievements so far. Throughout the last year, we had many high points to cherish; new engagements, new logos, better than ever appreciation for our work and acknowledgement for our capabilities by customers and analysts”.
Looking forward, he adds — “We are acutely aware of the challenges that lie ahead in this transformation journey. Accelerating profitable growth and building capability to deal with the scale are our key focus areas. Our three-axes focus on Verticals, Geographies and Competencies continue, along with two-in-a-box customer centric engagement model would continue.”
Key wins
Mahindra Satyam continues its growth trajectory with multiple deal wins during this quarter.
•	Roche, a global life sciences major headquartered in Europe, partnered with Mahindra Satyam for their IT lifecycle support services

•	Qatar University selected Mahindra Satyam for Oracle EBS R12 implementation

In addition Mahindra Satyam announced many key deals during year that include
•	Strategic partnership with BASF IT Services to enhance BASF’s capacity to provide managed services for the company’s extensive installed base of SAP, messaging, groupware as well as user administration

•	SAP ERP implementation contract by Insurance Regulatory and Development Authority (IRDA)

•	Multi-million, multi-year contract from Aspire Zone Foundation, Qatar. The foundation will also utilize Mahindra Satyam’s expertise in event and venue management technologies as part of its ambitious sports event and venue management solution roadmap
Operational Highlights
Delivery
•	Mahindra Satyam established a Windows Azure Center of Excellence (CoE) in partnership with Microsoft to provide Azure consulting, development and migration services to enterprise customers transitioning towards cloud

•	Launched of Delivery xPress — a service delivery framework for accelerated service delivery

•	Launched a single-window ‘Art-to-Part’ engagement model for partners in Aerospace and Defence. This partnership model covers both design and manufacturing areas to provide a seamless engagement experience for partners, covering the complete product development lifecycle including after-market services

•	Mahindra Satyam BPO announced Partnership with Direct Channel Holdings (Pty) Ltd. Both the companies will exclusively co-operate in unlocking BPO (business process outsourcing) and KPO (knowledge process outsourcing) opportunities in Sub-Saharan Africa
Infrastructure
•	Mahindra Satyam commenced SEZ operations at Hyderabad, India. The SEZ is spread across 26 acres, will have a built up area of 4,00,000 square feet. The first phase of the campus is now operational and will seat around 5,000 associates

•	Mahindra Satyam achieved CMMI Level 5 Version 1.2-Development model certification for its development centres at Bangalore, Chennai and Pune. The assessment led by KPMG as per the SCAMPI methodology evaluated Mahindra Satyam on stringent parameters including implementation of Process Performance Models

New appointments
•	Mr. Sriram Papani as Senior VP & Global Head, Enterprise Business Solutions. He re-joins the Mahindra Satyam family to handle some key responsibilities including partner relationship management, fostering leadership within the organization to sustain growth and to incubate and nurture emerging competencies

•	Kunihiko Higashi appointed as Country Manager, Japan. In his new role, Kunihiko Higashi will be responsible for spearheading the overall operations, including sales, marketing, professional services and support. He will drive the company’s revenue and market share growth through the implementation of aggressive sales and marketing strategies and building the company’s channel programs in this market

•	Mr. Srirama Srinivasan appointed as Vice President — Healthcare & Life Sciences. His core focus areas will be working on growing business in USA and Latin America for Mahindra Satyam. Srirama has 23 years IT industry experience with focus on Sales and Practice Management & Development
References and Recognition
•	Mahindra Satyam featured in the ‘Challengers’ category in the report titled “Magic Quadrant for SAP ERP Implementation Service Providers, North America” published by Gartner

•	Mahindra Satyam featured in “The Forrester Wave™: Global IT Infrastructure Outsourcing,Q1 2011”.

•	Was profiled in a Gartner Research report “Who’s Who in Business Process Management Consulting and System Integration”,

•	Zinnov acknowledged Mahindra Satyam as leader in providing automotive engineering services. The practice has been ranked in “Leadership Zone” by Zinnov in their annual Global Service Provider Rating (GSPR) 2010-2011

•	Mahindra Satyam BPO honoured as ‘India’s Most Customer Responsive BPO Company’ at the ‘AGC Networks Customer Responsiveness Awards 2010’

•	Announced as a Winner in 2010 NOA Awards: ‘BPO Contract of the Year’. Mahindra Satyam wins prestigious industry award in recognition of its BPO work, at 7th Annual NOA Awards Ceremony in Central London

•	Won Oracle APAC FY10 OPN Enterprise 2.0 Partner of the Year Award

About Mahindra Satyam
Mahindra Satyam is a leading global consulting, business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their business processes and achieve superior business performance.
Mahindra Satyam has development and delivery centers across India, US, Canada, Brazil, UK, Hungary, Egypt, UAE, China, Malaysia, Singapore, and Australia serving numerous clients, including many Fortune 500 organizations.
Mahindra Satyam is part of the $11.1 billion Mahindra Group, a global industrial federation of companies and one of the top 10 business houses based in India. The Group’s interests spans sectors such as automotive, aviation, , farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.
For more information, see www.mahindrasatyam.com
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For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
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